Filed by Prosperity Bancshares, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933

Subject Company: East Texas Financial Services, Inc.

Commission File No. 333-179100

The following document is filed herewith pursuant to Rule 425 under the Securities Act of 1933:

•	Press Release issued by East Texas Financial Services, Inc. dated April 25, 2012

In connection with the proposed merger of East Texas Financial Services, Inc. into Prosperity Bancshares, Inc. (“Prosperity”), Prosperity has filed with the Securities and Exchange Commission a registration statement on Form S-4 to register the shares of Prosperity’s common stock to be issued to the stockholders of East Texas Financial Services. The registration statement includes a proxy statement/prospectus which was sent to the stockholders of East Texas Financial Services seeking their approval of the proposed transaction.

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT PROSPERITY, EAST TEXAS FINANCIAL SERVICES AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of these documents through the website maintained by the Securities and Exchange Commission at http://www.sec.gov. Documents filed with the SEC by Prosperity will be available free of charge by directing a request by telephone or mail to Prosperity Bancshares, Inc., Prosperity Bank Plaza, 4295 San Felipe, Houston, Texas 77027 Attn: Investor Relations. Prosperity’s telephone number is (281) 269-7199.

East Texas Financial Services, Inc.

Announces Approval by Its’ Stockholders of Merger Agreement

Tyler, Texas, April 25, 2012 /PRNewswire/ — East Texas Financial Services, Inc. (“ETFS”) (OTCBB:FFBT) announced today that on April 18, 2012, stockholders approved the merger agreement by and between Prosperity Bancshares, Inc. (“Prosperity”) and ETFS, whereby ETFS will be merged with and into Prosperity. The companies now intend to move forward to complete the merger as quickly as possible.

ETFS is the holding company for First Federal Bank Texas, a federal savings bank based in Tyler, Texas. First Federal Bank Texas, which was founded in 1923, operates from four office locations in Tyler and Gilmer, Texas.

CONTACT: Derrell Chapman, President and Chief Executive Officer, ETFS, (903) 593-1767